October 18, 2024
Mr. Jeff Foor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Allspring Exchange-Traded Funds Trust (the “Registrant”)
Pre-Effective Amendment No. 1 to Registration Statement on Form N-1A (the “Registration Statement”)
File Nos. 333-240113; 811-23597

Dear Mr. Foor:

On behalf of the Registrant, I am responding to your comments received September 19, 2024, via email, to the Registration Statement filing made on August 12, 2024, to offer shares of six ETFs (the “Funds”). Capitalized terms have the meanings attributed to such terms in the Registration Statement.

General

1.
Comment: We note that substantial portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: We will complete the portions of the filing that are incomplete in subsequent pre-effective amendment filings to the Registration Statement and understand that additional comments may be provided by the staff in response to these filings.

2.
Comment: Please supplementally explain if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

Response: While we have not filed for any specific relief under either an exemptive application or no-action request for the Registrant, we have filed for exemptive relief for Allspring Funds Trust, a related entity to the Registrant, and Allspring Funds Management, LLC, the Funds’ investment manager, to permit changes in the multi-class structure of Allspring Funds Trust to include the creation of ETF share classes for series of that Trust.

3.
Comment: Where a comment is made in one location, it applies to all similar disclosure appearing elsewhere in the registration statement. Please confirm in your response letter that, in response to staff comments, changes have been made to the disclosure for each applicable ETF.

Response: We confirm that we will apply general comments to all Funds included in the registration statement as applicable.

Prospectus Summaries

Core Bond ETF

4.
Comment: Page 2, Fees, and Expenses. At least one week before effectiveness, please provide the staff a completed fee table and expense example. In addition, please confirm any fee waivers reflected in the fee table will continue for at least one year from effectiveness.

Response: We confirm that at least one week before anticipated effectiveness, we will include the completed fee table and expense example in a subsequent pre-effective amendment to the Registration Statement. We also confirm that any fee waivers reflected in the fee table will continue for at least one year from effectiveness.

5.
Comment: Page 2, Principal Investment Strategy. The disclosure describes that the fund will invest principally in investment grade debt securities. Please confirm supplementally that investments in lower rated, high yield securities are not part of the principal strategy.

Response: We confirm that the Core Bond ETF will not invest in lower rated, high yield securities as part of its principal investment strategy.

6.
Comment: Page 3, Principal Investment Risks, Foreign Investment Risk. For each ETF investing in foreign securities, please disclose that, where all or a portion of the ETF’s underlying securities trade in a market that is closed when the market in which the ETF’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares. Such disclosure may appear in risks or in disclosure about the ETF trading.

Response: We have added a new Principal Investment Risk entitled “Valuation Risk” for each Fund that addresses the circumstances outlined in your comment.

7.
Comment: Page 4, Principal Investment Risks, Derivatives Risk. Disclosure refers to the Fund’s, “use of derivatives, such as futures, options and swap agreements….” Please clarify disclosure as to the Fund’s derivatives strategy and related risks. For example, futures are discussed in the principal strategy disclosure, but options and swaps are not.

Response: We respectfully decline to make this change. We note that the Fund’s principal investment strategy specifies that the Fund may use futures for various purposes. We have, accordingly, included a Principal Investment Risk entitled “Futures Contracts Risk,” which was designed to specifically discuss the risks associated with investing in futures. We also note that references to options and swap agreements for this Fund are included only in the Principal Investment Risk entitled “Derivatives Risk.” This risk disclosure was designed to generally describe the risks associated with all types of derivatives. With this approach, we are providing investors with enhanced disclosure regarding derivatives along with specific disclosure regarding futures. This approach also allows for less redundant disclosure, particularly for Funds that invest in multiple types of derivatives.

Core Plus Bond ETF

8.
Comment: Page 6, Principal Investment Strategy. The principal strategy disclosure states that the fund may invest in foreign debt, including emerging markets debt. Please provide a definition for emerging markets.

Response: Given that the Fund’s total amount of investment in foreign securities cannot exceed 25% of assets we do not believe that providing a definition for emerging markets in the prospectus for this Fund is necessary. We have included such disclosure in the Fund’s Statement of Additional Information.

9.
Comment: Page 8, Principal Investment Risks, Futures Contract Risk. Futures risk is listed as a principal risk but is not mentioned in principal strategy (currency derivatives such as forwards and currency contracts are mentioned). Please revise disclosure to match principal strategy disclosure with principal risk disclosure.

Response: The Fund’s principal investment strategy includes the following: “We may also use futures and swap agreements to manage risk or to enhance return.”  As a result, we have included the principal investment risk relating to Futures Contracts Risk.

Income Plus ETF

10.
Comment: Page 11, Principal Investment Strategy. The principal strategy disclosure states, “The pursuit of the Fund’s investment objective of total return, a component of which consists of a high level of current income, however, implies that the Fund will normally seek to have significant holdings of securities offering higher yields relative to U.S. Treasuries.” Please revise the disclosure to remove the term “implies,” for example, disclosure might state, “the Fund will normally seek to have significant holdings of securities offering higher yields relative to U.S. Treasuries.”

Response: In light of the detailed principal investment strategy for the Fund that precedes this statement, we have determined that the statement is not additive and it will be removed.

11.
Comment: Page 11, Principal Investment Risks. As part of its principal strategy, the fund will manage currency “as a separate asset class” to seek potential appreciation, including through spot currency transactions. In light of this principal strategy disclosure, please consider additional principal risk disclosure as to the risks associated with the fund’s foreign currency investments.

Response: We have amended the “Foreign Currency Contracts Risk” in both the summary section and in the Principal Investment Risk section to more closely tie to the Fund’s description of its use of currency transactions.

Large Core ETF

12.
Comment: Page 16, Principal Investment Risks. The principal risk disclosure includes Derivatives Risk while the Fund’s principal strategy does not include disclosure as to its use of derivatives. Please revise the disclosure to match principal strategy disclosure with principal risk disclosure.

Response: The Fund’s principal investment strategy includes the following: “We may also use futures contracts in order to equitize cash.”  As a result, we have included the Principal Investment Risks relating to both “Futures Contracts Risk” and “Derivatives Risk.”

13.
Comment: Page 16, Principal Investment Risks. The principal risk disclosure includes Focused Portfolio Risk which indicates the fund will be impacted by volatility in a small number of issuers. Please consider additional disclosure in principal strategies if the fund intends to hold large, concentrated positions in a small number of issuers. We note disclosure stating the fund intends to hold 40 to 60 large cap U.S. companies.

Response: Upon further review, we will update both the strategy and risk disclosure to better align with the expected strategy for the Fund.

Large Growth ETF

14.
Comment: Page 19, Principal Investment Strategy. Disclosure states, “The portfolio management team categorizes its holdings into one of four buckets (core growth, consistent growth, cyclical growth, and emerging growth) which serves to open up the universe of available investment opportunities and lessen volatility compared to peers.” Please clarify if investments in “emerging growth” companies are limited to the fund’s 20% bucket as 80% of the fund is invested in large cap U.S. companies. Furthermore, revise the statement to clarify how the categorization of holdings will “open up” the investment opportunities of the fund. Similarly, please revise the statement to clarify how the categorization of holdings will “lessen volatility compared to peers.”

Response: The reference to “emerging growth” in the description of the portfolio management team’s process refers to one of four characterizations of large capitalization growth companies the team uses to select securities to be included in the Fund’s 80% bucket of large capitalization securities. We believe this disclosure supports the statement that by using these four buckets of growth characterizations we “open up” the investment opportunities for the Fund and will “lessen volatility compared to peers” who do not utilize this investment process.

15.
Comment: Page 19, Principal Investment Risks. The principal risk disclosure includes the caption Growth/Value Investing Risk. Please revise to describe only the risks of Growth Investing as the fund’s principal strategy is to invest in “high-quality growth companies.”

Response: We believe that the fundamental risk of either growth or value investing is the same in that securities that exhibit growth or value characteristics perform differently from one another and are in and out of favor at different times. As a result, we believe the current Growth/Value Investing Risk is appropriately applied and provides a clear description of the relevant style risk present for the Fund.

Statement of Additional Information (SAI)

16.
Comment: Page 50, Illiquid Securities. This disclosure, and subsequent disclosure, refers to money market funds. As this Statement of Information does not cover any money market funds, the references to such funds should be deleted.

Response: The disclosure included in the SAI is intended to describe illiquid securities, including the relevant limits under the Investment Company Act of 1940, across all asset categories of the Allspring Funds. While this includes money market funds, we believe the disclosure is clear as to which limits apply to non-money market funds and feel that the use of a more fulsome disclosure is helpful to shareholders to the extent that it discloses differences.

17.
Comment: Page 75, Acceptance of Orders of Creation Units. As discussed below, please delete the statement that the Fund reserves the “absolute” right to reject or suspend creations. Please also remove from the disclosure the right to reject or suspend creations if, “(d) the acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund" and “(f) the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or Manager, have an adverse effect on the Trust or the rights of the beneficial owners ….”

The staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019). While the staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the staff believes that the disclosure noted above is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Response: We believe that the provisions in the original ETF exemptive orders were designed to protect funds and their shareholders from creation activity that could harm the funds or shareholders. The concept of protecting shareholders from potentially harmful creation activity is consistent with the requirements of Rule 6c-11, which provides that an ETF can only accept a custom basket if it is in the best interests of the ETF and its shareholders and is consistent with the Fund’s policies and procedures. Consistent with the creation procedures outlined in the Funds’ prospectus and SAI, we reserve the right to reject certain creation orders and expect that the Funds will reject those creation orders that they deem to not be in the best interest of the Funds or their shareholders. However, we will nevertheless make the requested deletions.

Part C: Other Information

18.
Comment: Page 4, Exhibits. Please file the finalized exhibits once they are available.

Response: We confirm that we will file the finalized exhibits in a subsequent pre-effective amendment to the Registration Statement.

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I believe this letter addresses your comments. Should you have any questions regarding this letter, please feel free to contact me at (857) 990-1101.

Sincerely,

Maureen E. Towle
Managing Counsel
ALLSPRING FUNDS MANAGEMENT, LLC